November 28, 2016

Re:          Kinsale Capital Group, Inc.
Registration Statement on Form S-1
File No. 333-214625

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Kinsale Capital Group, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on November 30, 2016, or as soon thereafter as is practicable.

Very truly yours,

J.P. Morgan Securities LLC William Blair & Company, L.L.C.

Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
Name:	Drummond S. Rice
Title:	Vice President

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Brett Pascht
Name:	Brett Pascht
Title:	Head of Equity Capital Markets